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                               November 27, 2020

       Dennis Ryan
       Chief Financial Officer
       FS Development Corp.
       600 Montgomery Street, Suite 4500
       San Francisco, California 94111

                                                        Re: FS Development
Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted November
2, 2020
                                                            CIK No. 0001816736

       Dear Mr. Ryan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form S-4

       Market and Industry Data, page 2

   1. We note your statement that this filing contains information from third-party sources believed to be reliable
but you make no representation as to the adequacy, fairness, accuracy or
completeness of any information obtained from third-party sources. As the latter part of this
statement appears to disclaim your responsibility for information in the registration statement,
please revise to remove this disclaimer.
       Gemini Therapeutics, Inc., page 17

   2. Please revise your pipeline table here and on page 148 to include a column for Phase 3.
                                                        Given the early-stage
development of your four programs other than GEM103, please
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         explain to us why each program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate. Please also explain what you mean by IND enabled and IND ready and what the difference is between the two, if any.
Board   s Reasons for the Business Combination, page 18

3. We note your statements that the Board believes "Gemini is well positioned for the ongoing Phase 2a trial to demonstrate multiple dose safety and tolerability" and that exploratory endpoints may provide "initial evidence of a clinical benefit." Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. Please revise these statements as they appear to be speculative. We also note your statements that "the Board believes GEM103 has a lower risk than non-endogenous proteins of failing to show efficacy" and "has a lower risk of rare unexpected safety issues due to the endogenous nature of CFH" as well as "the Board believes
Gemini   s lead
         program has seen some de-risking ahead of receipt of GEM103 Phase 2a trial data." Please revise these statements and any other statements that imply that you will be successful in mitigating the risk associated with drug development. Risk Factors, page 32

4. We note your statement in the introductory paragraph to the risk factors that the "risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Gemini and [y]our business, prospects, financial condition and operating results following the completion of the Business Combination." It appears inappropriate to suggest
         that investors    perform their own investigation    if that is meant
as a substitute for a
         comprehensive Risk Factors section. Please revise accordingly.
If we fail to comply with our obligations under any license, collaboration or other agreements, including the license agreement with Sanquin, page 55

5. With respect to your research collaboration and license agreement with Sanquin, in an appropriate location in your prospectus, please disclose the material terms of this agreement including the nature and scope of the intellectual property transferred, each parties' rights and obligations, the duration of the agreement and the royalty term, the termination provisions, any up-front or execution payments, the aggregate future potential milestone payments, and the royalty rate. Please also file the agreement as an exhibit or tell us why you do not believe it is required.
FS Development   s Sponsor, directors and officers have interests in the
Business Combination...,
page 68

6. Please expand your discussion to disclose the officers' and directors' aggregate average investment per share. In addition, clarify that in addition to FS Development's officers and
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FS Development Corp.
November 27, 2020
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         directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their FS Development shares results in a difference between a transaction that increases the value of the officers' and directors'
         investment and a transaction that increases the value of the public shareholders'
         investment.
Risks Related to FS Development and the Business Combination, page 68

7. Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the merger.
Background of the Business Combination, page 98

8. We note your disclosure that you delivered non-binding indications of interest to five potential target businesses. Please expand the discussion to describe how the consideration of these target businesses progressed and disclose the reasons why these alternative targets were not ultimately pursued. We also note your disclosure that FS Development ceased contact with other potential target businesses in the biotechnology industry when the mutual exclusivity agreement with Gemini was executed. Please disclose how many other potential target businesses in the biotechnology industry FS Development was in contact with at that time, what stage of negotiation they were in, why the Board decided to pursue a transaction with Gemini over the alternatives that existed at the time and what factors the Board considered to make that decision.
9. We note your disclosure that Gemini indicated it would be willing to consider a business combination at an enterprise value of at least $200 million and the non-binding indication of interest set forth a proposed enterprise value of Gemini of $215 million and other material terms of a potential business combination. Please revise to discuss how the $215 million proposed enterprise value was arrived at and disclose what the other material terms were. Please further revise to discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement.
Representations and Warranties, page 102

10. Please expand your discussion to describe the representations and warranties. For example, what has Gemini represented or warranted with respect to financial information, licenses and permits, material contracts, etc.?
FirstName LastNameDennis Ryan
Conditions to Closing, page 103
Comapany NameFS Development Corp.
11.    Please
November   27,identify the 3closing conditions that are subject to waiver.
               2020 Page
FirstName LastName
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FS Development  Corp.
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              2020 Development Corp.
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Satisfaction of 80% Test, page 108

12. Please disclose how the Board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the merger agreement, including the material details of the specific analyses used, what sources of information were used to make the determination, any quantitative or qualitative factors considered such as previous offers received by Gemini.
Information About Gemini
Our Strategy, page 148

13. We note your disclosure here that your strategy is to "rapidly advance" your lead program through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Intellectual Property, page 153

14. Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending, the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction, the specific products, product groups and technologies to which such patents relate, identify which patent families are owned or licensed, and the type of patent protection you have.
15. We note your disclosure elsewhere in the prospectus regarding an issued European patent expiring in 2026 that claims an isolated CFH polypeptide which could be alleged to cover
         GEM103 and that there is a possibility that commercial manufacturing or product launch for GEM103 in Europe would predate the patent expiration. Please revise to disclose if you expect this patent to have any impact on your development plans for GEM103, your patent portfolio and your business.
Security Ownership of Certain Beneficial Owners and Management, page 207

16. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of Adage Capital Management LP,
         Blackrock Financial Management, R.A. Capital Management LLC, Redmile Group,
         Wellington Management Co LLP, Orbimed Private Investments VI, LP, and the entities affiliated with Atlas and Lighthouse Ventures. Refer to Item 403 of Regulation S-K and
         Exchange Act Rule 13d-3.
Policies and Procedures for Related Party Transactions, page 214

17. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
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FS Development Corp.
November 27, 2020
Page 5
FS Development Corp. Financial Statements
Note 4 - Related Party Transactions, page F-11

18. We note the disclosure on page F-12 that the Sponsor "has indicated an interest to
      purchase $25.0 million of the Company   s Class A Common Stock in a
private placement
      that would occur concurrently with the consummation of the initial
Business
      Combination." We also note the related disclosure on page 211 that "the Sponsor has entered into a subscription agreement to purchase" the $25.0 million in common stock. Please clarify whether this agreement has actually been entered into and revise your disclosure as necessary. Because the funds of the private placement would be used as part of the consideration to the sellers in the merger, address the need to include the private placement as a pro forma adjustment within the pro forma financial information beginning on page 87.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameDennis Ryan
                                                           Division of
Corporation Finance
Comapany NameFS Development Corp.
                                                           Office of Life
Sciences
November 27, 2020 Page 5
cc:       Joel L. Rubinstein, Esq.
FirstName LastName